SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



     Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under
                      the Securities Exchange Act of 1934



                                 April 10, 2002



                                    Telia AB

                                 (Name of Filer)



                               Sonera Corporation

                                (Subject Company)



                                     0-30340

                   (Exchange Act File No. of Subject Company)

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          THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION GIVEN BY SONERA
CORPORATION AND TELIA AB ON APRIL 8, 2002.

                                      -2-
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SONERA CORPORATION AND TELIA AB'S EQUITY ANALYST & INSTITUTIONAL INVESTOR
PRESENTATION AT RENAISSANCE LONDON CHANCERY COURT HOTEL, LONDON, ON 9 APRIL,
2002:

Jari Jaakkola, Executive Vice President, Corporate Communications & IR, Sonera
Corporation:
Good morning Ladies and Gentlemen. My name is Jari Jaakkola, I'm the Executive Vice President for Investor Relations and Corporate Communications at the Sonera. We are here together with our new partner Telia giving you a presentation on the companies, about the powerful combination and with us today, this morning, are the Chairman of Sonera and the proposed new Chairman of the new entity Tapio Hintikka. Then we have CEO of Telia Marianne Nivert, CEO of Sonera Harri Koponen, CFO of Sonera Bo Jacobsson, then we have... I'm sorry. This was a great start for a merged entity, wasn't it. So, CFO of Telia Bo Jacobsson, and then we have CFO of Sonera Kim Ignatius. Also we have from Telia here Michael Kongstad, Senior Vice President for Corporate Communications, from Telia also we have here from the Investor Relations Tobias Lennert, Vice President and Deputy Director Anna Augustsson. Then we have from Sonera also additional people: Pauli Leppanen from the Finance, Vice President, then we have Esko Rytkonen, Senior Vice President for Finance, Member of the Operative Management team Niklas Sonkin, Chief Strategy Officer and then we have Samppa Seppala here, Vice President for Investor Relations. And please if I forgot somebody that was not done in a purposed way.

So, but without further a due, I would like to give floor to Tapio Hintikka

Tapio Hintikka, Chairman, Sonera Corporation ( a proposed Chairman of the combined Telia-Sonera):
Good morning Ladies and Gentlemen. It's my great pleasure to be here and seeing you here in so big numbers. The title of today is a powerful combination and certainly that means that combining Telia and Sonera we are developing one of the strongholds in Nordic, Nordic part of Europe and that will be a company for the future, especially. My name is Tapio Hintikka and I have been the Chairman of the Board of Sonera Corporation since one year and now I am the proposed Chairman for the new company when that officially will be started sometimes during this year. I will run you through some of those main drivers in this particular combination and after that Marianne Nivert and Harri Koponen, Bo Jacobsson and Kim Ignatius will be explaining little bit more rational and details of this particular arrangement.

By merger these two companies which are having fairly strong, natural ties between themselves already from the history we have been having together operations in Baltic countries, in Russia and on the other hand we have been companies in the Nordic where the technologies especially for the mobile telecommunications has been launched first place in the world, already in the 80's and especially in the 90's when the GSM came in to the picture, we have been the leading company to provide that for the home market and having some kind of a test field for the equipment suppliers and the technology testing. So from that history we have very strong ties and adding that to even for competition situations in other areas. By combining we will have the strong resources, financial resources and cash flow available also understanding that this particular industry in general has had in several turns up and down in the resent years. It was some kind of a hype in the industry late 90's early part of year 2000 and many companies are now really dealing with difficulties in financing and cash flows. But combining these two companies after certain steps have been taken in both companies, to re...(unclear) the companies, and combining these re...(unclear) companies we are having very strong financial and cash flow proposition. There are significant synergies available almost immediately and certainly by combining we will have more potential for synergies and then

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let's say cost efficient way of running and developing the companies but even in the beginning there are obvious synergies even though that the companies are having very little over lapping in their operations of today. So that the combination is not that kind of typical restructuring driven combination, it's rather building the future potential and getting the synergies out by controlling the situation in the future, for the future. In this business the site means quite a lot, or actually it's one of the driving forces and having these kind of footprints what we will have after joining the forces, it means that we are having even fairly sizeable growth potential especially what comes to mobile telecommunications. We are having the strong situation in Nordic countries, Baltic countries and we having the potential further to the east, in Russia, Eurasia and areas like that. It has been clearly stated also that this new combination is bound to be ready for further consolidation, because we are understanding that the size means even more in the future and the other hand we also understanding and promoting that in order to be able to serve our international customers, global customers, it's, it's one of the drivers in development that the consolidation takes place and services are provided with same terms and technologies all over the world. And when talking about consolidation, it's not only consolidation between telecom operators. We are also talking about consolidation between telecom operators and service providers and especially what comes to from data handling and data processing side, so that we are open minded for different type of consolidation activities in order to be able to provide the services as the leading company as service provider for the customers, what ever kind they are. In these kind of situations when the main shareholders of both companies are still the local governments, this governments issue, corporate governments issue is certainly sensitive issue how the company will be managed and controlled, but in this particular situation that has been also handled a very... let's say pragmatic way and the planned governance structure of our company is very modern one and that's a reason that I don't see any problem in implementing that... that planned a very efficient way when we are ready to start the company officially. The both companies are bound to be... bound to be very profi... cash flow driven cultures and when we are now combining that even... even more, we are going to be together understanding the meaning of the profit and the cash flow in the operations so that we are understanding that in the history of the fast development of the telecommunications, especially in the mobile side some kind over investment tendency has been dominating the situation now it's better to have a fairly tight and very well planned control on the investment as well as on the cost side. By combining these two entities we will have the leading position in Sweden, Finland, in Baltic countries, number two in Norway and what we are saying a challenger in Denmark. And certainly that means that we have a fairly strong and expensive, expanding potential foothold in those areas. What comes to the volume, in the mobile we have more then eight million subscribers in that home territories. We are talking about home territory Nordic countries and Baltic's and in that territory we are by far the leading company after joining the forces. In fixed area we are having well above seven million subscribers, once again by far the leading player in that particular area. What comes to the pro forma sales we will be having around close to (euro) 9 billion sales per year and that comes from the Telia and Sonera as a home... base, base companies but also consolidating Baltic assets and it's other areas we are reaching round
(euro) 9 billions sale and pro forma EBITDA year 2001 on the level (euro) 2.2 plus billion. What comes to the balances side and the debt burden has been one of the driving issues for almost all over the telecom operators for the last years and still many companies are struggling with very high burden and how to control and serve their debt part in this particular combination. After several steps, which have been taken already on both companies sides especially on Soneras side to control the debt situation but these ratio net debt to the EBITDA we are reaching the let's say good international level and certainly above the main European big operators we are very, very strong on that side too. Meaning that we have the potential for a future actions, not only that we are controlling the situation of today. The strategy is always the issue because that's the where the future success will be coming from. And certainly talking about these short term and medium term actions in that strategy. The cost and Capex control are the driving forces. Like I said already before


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that the over investment on the capital side, capital investment side have been one of those drivers, driving the companies into problems on the other hand, also the cost structure control has not been in the place. And understanding that in a sort of still, the volumes, volumes and the business is growing on the telecommunications side the margins are under a high pressure and that means if you want to be successful in your profit area, you must be controlling your cost very much more efficient way then in the past. The easy times in these businesses are over, but certainly there are still good potential for a well performing company to, to be very successful what comes to the profit and cash flow situation. The Baltic consolidation we have had those joint companies over there and now when we are controlling that situation from, from one company only, it's a better chance to really consolidate the development and institution areas and also to see longer term plans how to be the best company in that area. Shouldn't the implementation certainly we are like it will be discussed later. Synergy plans, synergy estimations have been made, how much cost savings and cash flow savings are available, but certainly that's always an issue to make that happen. It very often happens that promising something, but not delivering that, but certainly these organisations on both sides on Telia and Sonera's side are really committed to deliver what we are promising. And those synergies will be discussed further during also this meeting. Even though we are emphasising the very tight control of the money flow we are by no means underestimating the meaning of the potential future in services, but the services, service provision must be built maybe a little bit differently, then in the past and that's the reason that we have to, let's say reorganise our activities now when we have more resources available, but certainly we are bound to be very service driven, customer driven organisation. Not necessarily the cheapest to provide traditional services, but the most, let' say, potential provider of services, so that the customers can be happy and we are providing the customers on the full scale and that's the reason that this service provision is very important and now when we have better resources available we can make that also in the long term survival, not only that we are keeping that running. And like I said, that we are not only talking about consolidation between telecom companies. We are ready to be partner in, in, other consolidation type of industries in order to support their service provision to the customer, to keep the customers happy and really to serve them with what they need in the future. GSM has been dominating the cash flow and the growth of the business throughout the whole 90's and that's still the case. The expectations and the planning on the UMTS, third generation technology has been little bit disappointing, or not only a little bit, but quite a lot disappointing. And we have to built on that, that the GSM will be still the main cash provider for the businesses in the future, in the next few years to come and certainly that's also integrated to the other technologies, next generation technologies when they are coming. So keeping the GSM know how and experience in a very good shape, this company can really generate quite a lot cash flow and profit from that and especially seeing that those areas east from the Nordic. Plus the Eurasia and areas like that, those are really bound to be very much relying on the GSM technology, what we are together two companies are maybe the best in the world employing that technology. Then we are certainly talking about those normal, how to use and utilise the competitive positions that we are developing by, and certainly also talking about readiness for the next steps of the consolidation in this industry, but certainly the highest priority for the time being and the next few months to come, the integration of the organisations. In the near terms, we have to keep running those actions which are part of the both companies independently. There are certain key actions which will be described later during the course of this meeting, but certainly we have to keep those implementations on the way. We are not giving up those promises what we have given to the customers, to our own organisations and also to the investors so we will keep certain pro..., actions on the high care, even for that we are planning this merger. Those are not, this merger is not excluding those key actions on both companies side those will be discussed later today. We have, like many companies and almost all companies in the industries and business there are also areas of problems. And certainly understanding that the problems are necessarily related that the business problematic today is a wrong place to be but

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timing is not necessarily right one, so that when those actions have been taken to enter that business the timing understanding has been different then which today certainly that means that we have to control the investments in those industries we have to control the costs in those industries, but seeing that the potential of that business is there to come and, and to give the return in one day. The timing is used once again and we have to control those areas. And especially talking about the service business development, that's an area where you can spend billions and billions of money with out any real success but certainly that's area where we have to be. And certainly we have also very extensive commitments on the 3G area but like seeing that also in the time span we have to control that the timing from now on is understood the right way, so that no commitments or spending on that side is made, not understanding the earning potential of that business that is completely different then it was two years ago or three years ago. And international carrier the same type of situation, that network global network is certainly to be needed and exploited one day but today there is certainly over capacity and the investments are there, so that we have to control that also time wise. Certainly there is one overlapping and that's the Telia's mobile operations in Finland and that's a lost making unit and that's the reason it has been already decided by the management of Telia to make the exit from that and that could be also some kind of a requirement from the regulators side to that part of the business. Like I said before, that consolidating now Baltic operator footprints that gives us better chance to build that kind of longer term development in that particular area and make the business even let's say even more prosperous in the, the future that also by serving the customers best way in that area. Services once again developing exploiting those services on the pan European, pan Nordic and pan Baltic level and one day also expanding outside of home areas and once again implementing plans and certainly emphasising very much to make this integration a very efficient and straight forward way in the open climate and certainly giving also the organisations the motivation to work forward. Once again those main actions in, in brief Telia Finland, I mentioned about that overlapping in Finland, Telia Danmark, certainly that's a challenger in Denmark, but certainly Denmark is a part of the home territory for this new entity, so that we are only understanding that we will fix that and we will keep that area. Sonera's services that very rapid and expansive action that has been taken some years ago to provide services and build in-house service capabilities and exploit that also on the global scale, that has been scaled-down, but not meaning that we are stepping out from those services, we are rather taking those services under a better control and especially in these situations with, together with Telia we have the better chances to make it even stronger but keeping the service provision side on the high profile and high priority level. And the one additional thing is this 3G, like Sonera has been telling that we have capital investment on that side and we will speak on that even in this new entity. Once again synergies what comes to the organisation, organisational operations, operations, operating the expenses, Capexs and things like that, that's a under a very tight and, and continuous review and the details will be discussed also today, but certainly the details will be available only when this merger is available to the final states when the all approvals from those authorities and things like that are there. Tight Capex control that's very essential part of those synergies in the long term, short term. And finally once again, the transferring the international carrier in to the financially viable operations, meaning that the time span when the potential of that business and the profitability of that business is available but not be understood and we have to adapt to earning power and earning potential of that particular business, but we are not stepping out from the business, by no means. Board of Directors is going to the issue of the corporate governance. I understand and accept that this kind of situation where the two local governments have been having the controlling position in both companies that's always for the investors a sensitive issue. In this particular arrangement and knowing all the details of the shareholders agreement between two governments, Swedish and Finnish governments, I can guarantee that the company will have very extensive and full independence and comparable to any other listed company in the Nordic or in the western Europe. So that the governments are really promised and they are committed that they acting as a

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shareholders and they are also acting as a shareholders honouring the other shareholders rights and interests and meaning that the company will be under the control of the top management and in the hands of the Board of Directors of the company. Certainly the shareholder always have their say and voting power at the AGM, but on that side also there are some agreements between those two main shareholders and the main shareholders have also committed to that, that the liquidity of the share is one driver, then the company's performing is one driver to get the share price up and get the value in and that's the reason that they have also announced that they are ready to go down with their ownership when the market conditions are favouring them. And that means that this company is more less self standing and comparable to any other listed company in the western world, what comes to the Corporate Governance issue. Like I said, that for this merger what comes to the business rational of this merger is certainly supported by the governments. And that's the reason that this is also understood that the governments understand what's good for company is good for them in long terms. And, talking about the share liquidity. In this combination the free float will be around 36%. It's already quite sizeable, sizeable but any how certainly like I said that the governments are ready to support the liquidity of the share but certainly understanding that the market conditions are dominating that and certainly I, I know that there are some concern if the governments are starting to sell the shares in big blocks and giving that kind of impact to the share price. I don't see any reason for that kind of concern, certainly that's a issue to be discussed and understood and analysed, but certainly in the long term, the liquidity the higher the free float is, the better for the company and also better for the shareholders in the company. There you can see, as a final slide, these, these kind of, how the ownership in the new company, they first will be. So Swedish government has 45, Finnish government 19 and the free float will be the 36%. And I think that's reasonably good starting point, understanding the history of these companies and on the other hand remembering all the time the nature of the shareholders agreement between those two governments. I'm feeling fairly confident, that these companies in the very good hands, in general, what comes to the managing, controlling that from the port level and the behaviour of the main shareholders also let's say predictable and understandable. Then I give the floor to Marianne and she will be continuing with the synergies. Thanks.

Marianne Nivert, CEO, Telia AB:
Thank you Tapio and good morning Ladies and Gentlemen. I am Marianne Nivert, CEO of Telia, and I want to go through the synergies and of course You have already seen that we have an estimate of synergies of (euro) 300 million and we will obtain that at 2005, and yearly - from 2005, it's SEK 2,7 billion. If we look at the synergies, the costs pertain only to the merger between Telia and Sonera and I can say of course that both companies have efficiency programs that are ongoing and we will have full speed in them, of course, so it's outside these calculations of the synergies. And if we look at those synergies we have also restricted them just to pertain only to the Nordic countries. Efficiencies and effects in the Baltic operations and in Russia are not included in these estimates. We can also see that the synergies estimates are based on conservative calculations. This is a first estimate of synergies of course. The next stage is for the integration team to conduct a more comprehensive bottom up calculation in order to confirm the preliminary results and to fine tune the synergy analysis. Of course we can't go too deep into these calculations because of the restrictions we will have from the European Commission, not to go too deep into our different figures, but we can say that our calculations are just concentrated on the Nordic operators - operations and of course we will go deeper and also look at synergies within other parts of the combined company. If we look at the cost synergies because it's cost synergies we are talking about and of course I want to stick to the joint service development part because there we have the largest part of it. We can say that almost thirty percent of the total synergies are allocated to that part of our costs. It's the costs reduced combining, overlapping development entities. We have only - we haven't really

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halfened our costs for development because we have been quite shall we say conservative there, because we believe, that we will still have some development just directed to the different home markets anyhow and I think, that when we have looked at this, we have just taken twenty-five percent of the total development cost within this, but we can see that for instance for developing of services for the 3G implementations, we will have quite a lot of synergies. It also of course savings in consultancy and equipment costs. We can say that we have looked into this and fifteen to thirty percent of those thirty percent are linked to such costs. And we have also looked into our portal part and we can say that we have today seven different portal operations, and we have decided to reduce that to only two. And that will, of course, lower costs for both operations and maintaining of those portals. Eh, these parts of the synergies are of course linked to both mobile and fixed. If we then go further we can see, that we have also quite a substantial part in the billing systems. As You will know it's quite a huge cost for billing systems and here we have approximately - well - we can say eight percent of the total synergies we have allocated to the billing systems. Savings are, of course, when we look at costs and maintenance but also if we look at implementing the billing system for UMTS we have find the chance to just have one billing system. And we think it will be realized starting 2003 and then of course be fully in effect 2005. And if we look at this when we look at the billing system we'll have looked at them - realized only as soon as it's time to buy a new system. The billing systems are mainly related to the mobile part but of course, we believe that we might have billing synergies in other parts of our operations too, but the calculations are only linked to mobile. If we then go further, we can see the cross border network operations. As we are two countries side by side and with our networks side by side we can see that we might save a lot in the future in redundancy between the two countries but also savings in centralizing our network control, and both for mobile and for the fixed networks. We believe that we might - when we have some years ahead we might have one network control operation, from, for the mobile system, just one, and one for the fixed side, so that will reduce our costs in the future substantially. Then of course we have also our purchasing of course with a larger purchasing power we will of course reduce our purchasing effort with some ten to fifteen percent and of course it will also be a good chance for us to start that immediately when we open the books after closing, because then we might look into the best agreement of existing agreements and just use the best practice here until we have reached new agreements. We have quite good shall I say already very good experience from this part. If you remember we had a chance to look into this when we had the Telia - Telenor merger and at that time we actually closed and therefore we had a chance to see, that this is a real substantial part of synergies. So it will really give us a much stronger position, especially, when we look into the immediate difference of prices we have reached already. If we then go further we can see that we have also of course lots of savings on a more shall we say administrative part. Of course we might look into our marketing systems and harmonized and also overlapping spot functions, that can be closed, both on the corporate level but also in certain other parts of the business. This is of course related to both mobile, fixed and on the corporate level. Then, if we go further, we haven't really quantified any revenue synergies but of course we believe that we will have a good reason for synergies in this part too. Synergies not quantified is of course cross-selling we have our product portfolio that can be used on each others markets and we can also see that we can combination and prioritization of retention and CRM-programs can be used. This in mainly, we believe, in mobile. If we look at the Capex synergies we have also this best practice purchasing that will be an effect on our Capex. We believe we might reach (euro) 50-100 million on that side. If price is down, thanks to volume, and also takes from investing only in network equipment, billing system, internet portals, for combined company, not for both companies. If we look at the one-off costs, we have estimated them to
(euro) 250 million and it's of course introducing a joint service development organization combining corporate functions and write-downs of internet portals and introducing cross border network operations in both fixed and mobile networks and that will of course affect us mainly during 2003 and investment in common platforms for network control and internet portals and

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billing will also be included in these one-off costs. Now I want to get over to the International Carrier part and describe that. If we look at our International Carrier part, here you have the key figures for 2001. It's just a combination of the existing parts within Telia and Sonera. We have already a network that covers Europe, Russia and the US and it's completed today with fifty points of presence major business centers and we have one hundred and ten
- twenty points of presence in ten - twenty-two countries. Main part of the network is already there, so if we look at our situation today it's almost totally completed and it's also lit up and we can say that we have now a situation where we don't need to put in more Capex, if more or less just Capex leads to use of new capacity to portal sales so that will be linked to DVDN the equipment that might raise capacity, when capacity is needed. We have already stated from the Telia point of view that we will reach the, reach an EBITDA breakeven on a monthly basis late this year and that is still our estimate and we have taken a lot of efforts to reach that and it's of course now when we have the network in place to reinforce sales and marketing resources and that we have done, and with the situation - You know all of You that we had a very turbulent situation within this market and with our carrier in good shape and a lot of shake out in the situation. We had good position to take in further market shares here. It was of course to look into a very tight credit policy, to not go into some sort of situation where you might be affected from the turbulent situation. We're taking some steps in that direction. We have also of course now that we have the network in place replaced leased lines with own infrastructure and of course that might be even further going on when we look at the synergies between the two entities. We might go into detail and see a good part of the synergies here. We have also negotiated our maintenance and operating agreements. Because we can now see when we have the network in place that we might find good reason to go to just a few suppliers here and that will also reduce our costs for maintenance of the network. And there I think I'll stop and hand over to Harri Koponen, that will go further in the, deeper into the business.

Harri Koponen, CEO, Sonera Corporation:
Thank you Marianne and good morning Ladies and Gentlemen on my behalf also, and my name is Harri Koponen as Marianne mentioned I'm at the moment the CEO of Sonera, and I will become the Deputy CEO of the new company when this will be started out, and I will be very exited to work with this new entity together with Anders Igel, the person who I know from my past history from Ericsson, and also to continue to work with Mr. Tapio Hintikka as a Chairman, so this is going to be an exiting ride for the future. And today we will obviously be discussing with you the home markets businesses of the combined Telia Sonera and give you the brief introduction of the international assets what we own today. And you will see we have a very strong platform in the Nordic markets and the Baltic region what we are actually now calling as a home market, So the Nordic markets and the Baltic markets we will consider as our home turf. And I will be discussing a little about the Russian and Eurasian growth opportunities and I will give you a little bit more deeper brief about that topic.

So when we will become as you see here we are undisputed leader in the Nordic market region. We will be the market share of 40 % in all this region what is significant achievement and I think of course here we all are trying to do more. Markets leadership is reached already in Finland and Sweden and our position is rapidly improving in Norway. We are challenger in Denmark and the new GSM 900 will be up and running in summer 2002 and this will improve our market position further. We will consider this Denmark as a very important market in order to insure this complete footprints and service coverage in the Nordic region. Our domestic mobile operations in Sweden and Finland have shown excellent operating performance. Revenues are increasing at a steady pace, and we are growing profitable. - EBITDA the margins in Sweden and Finland are amongst the highest in Europe and in Finland we reached a 50 % level last year, and Sweden saw good margin developments trend. We aim to maintain this high level of profitability and to improve our margins

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further in Sweden. In Finland we have shown sharp reductions in capital efficiencies and expenditures discipline has been great in that area. With declining Capex to sales ratio last year it was extraordinary low, and we tried to remain that level as we said earlier, that could be hard to reach again but we are doing our very best there. We are committed to implement this capital efficiency across the all the divisions in the combined company. I think this is also a very important message to everybody also the vendors who are delivering us the equipments. And lets turn to the our mobile divisions in Norway and Denmark. In Norway we are expanding at fast pace, and showing steady customer growth and higher traffic per customer. Denmark is still in a buildup phase and the sharp increase in Capex is due to investments in the GSM 900 networks. Denmark will become one of our one of the area of the focus and we are confident we will turn this a business in a profitable business in 2003. When we are talking about our Nordic and Baltic fixed business, you have to remember this new company is also focusing in the total portfolio of service offerings to our customers. So this is not going to be a single minded company, but its taking a fairly broad view how we are serving our customers, so were not going to have a look only at our mobile customers and fixed customer, data customer and access customer or broadband customer but we are looking at it widely. And we are very exited about our strong combined position within the fixed telephone and broadband businesses. Our broad platforms in all fields of telecommunication will enable us to serve our clients very efficiently in all their communication. And this is also a very important point when you look how this company is attacking the future. The consolidation of our Baltic assets will contribute a strong cash flow to the new entity. We believe that a solid platform both mobile and fixed across the Nordic and Baltic regions will be a key competitive advantage for us. And it allows us to deliver a superior service to our corporate and residential customers And clients throughout the whole region. And when we are getting to the cost cutting and the capital discipline, both Sonera and Telia have reduced their personnel over the last two to three years significantly. Our employers are still an important assets to the company. We need them because the systems are needing the human touch and the human interface, so this area has been one of the focuses of the new company. We aim to have a lean organization, while retaining our key personnel from the both companies going forward. Capex as a percentage of the sales has decreased dramatically over the last couple of years, however we are confident that capital efficiency can be reached in fact particularly Our fixed line business by sharply reducing the Capex spendings in Telia carriers business and Sonera services businesses. We believe we can be increased cash flows and overall profitability of the new company significantly. So as Tapio Hintikka mentioned All the action items from Sonera are still valid. Everything I promised in this room about five months ago , or was it six months ago are still valid. And I think that all the points what Marianne has stated earlier are also valid. So we are not going to forget those promises we made to the investors. And when we are looking at our broadband initiative. Broadband is a critical to satisfy the future communication needs of corporate and residential customers. As the need for higher bandwidth increases. That's one thing that is sure; more servers will be added to the networks, and more people are going to need it to have efficient and fast communication. And I think you are one of the good crowds kind of enjoying this future telecommunication. We are experiencing a very rapid growth in both the corporate and residential broadband markets at this moment and I think that you can fairly now talk about the hockey stick effect that is kind of in use in that market at the moment. And we intend to keep a leading position in each of the markets in this field. Let me now turn to the our international mobile markets and businesses so I can tell you briefly about these assets.

When we are looking now the international mobile. The opportunity for international business in the mobile area is significant. We will have important positions in countries with over one hundred fifty million potential subscribers in Baltic's, Eurasia and Russian area. All of these markets have a very low penetration except Baltic's perhaps, they have a little bit higher penetration. But our subscriber numbers are growing rapidly. Our strategy in these markets will be to grow the subscriber base and use the experience that we have gained in our home markets and Russia and Turkey. Our financing needs will be moderate. We will use the internal cash flows ad the external financing sources to fund the growth. We will invest in these operations when considered prudent and to insure healthy development of the business. So as Mr. Hintikka said: this will be a kind of a new type of way to grow. And we are confident about the significant growth potential in our Baltic Russian and Eurasian holdings. Together we will have a controlling positions in all these Baltic countries. The Baltic region constitutes a few profitable growth engines by combining market leadership and low penetration. As you see here there are fairly good market position, and we are still doing better and more can be done in this region. When we look at our other assets; the Russian and Eurasian markets, most important holding and holdings will be the holdings of 37% in Turkcell in Turkey and the combined 44 % ownership in Russian operations called Megafon, what is actually the first pan-Russian operator in Russia that offers the service to all the subscribers in Russian territory. Megafon that operates in Russia has currently more than one million subscribers and growth is exceptionally good. And we are very pleased at that operation at this point of time. We believe that Russia offers a attractive growth opportunity without the need for large capital expenditures. NorthWest GSM, which is the key shareholder in Megafon is a highly profitable and cash flow positive company. We will own 58,55% the Fintur GSM companies, which includes majority controlled operations in Kazakhstan, Georgia, Moldova and Azerbaidzan. Each of these companies is profitable, and the penetration in these markets is between 4 to 8 %. So if you look in any market potential in this mobile area. This is the really the area for fast and immediate growth. With the penetration of 4 to 8% and you compare to the western penetration of 70 to 80 % this is an excellent growth engine to the new company and the whole this region. All of our International financial assets have positive EBITDA and in terms of footprint, we have 7,4 million proportionate subscribers in this region only. We are convinced about the growth opportunities and the fact that these holdings will create value for the combined company. So I think this will conclude my presentation of the domestic business and our international holdings, and I will now turn out the floor to Bo Jacobsson, the CFO of Telia. Thank you

Bo Jacobsson, CFO, Telia AB:
Thank you Harri. Good morning Ladies and Gentleman. As Harri said I<180>m Bo Jacobsson the CFO of Telia. Were going to look in to the preliminary pro forma financials, in the base of the financial statement of Telia and Sonera. And are prepared in accordance with the international accounting standards. And in addition to Telia and Sonera and its subsidiaries we also consolidate in three Baltic operations where Telia and Sonera are major shareholders. The second value is based on Telias share price as of march 19th. And this transaction creates a goodwill around (euro) 2.2 billion. Based on Soneras equity as of December 31. And of course the final combination we have will be calculated and the transaction value and the fair value of the identifiable assets and liabilities of Sonera at the date of exchange of control. This of course means that there could be significant changes to for example the goodwill amount as well as added balance sheet items from the preliminary pro forma and financial information percentage and of course also in term that could effect the income preliminary income statement such as the goodwill amortizations the income from associates and income taxes. Looking at the financials the Baltic operations that have been consolidated are adding (euro) 620 million in net sales and a 288 million in underlying EBITDA. The balance sheet the combined net depth amounts to 3.9 billion that is the net depth to equity ratio of 29.6 % and a net depth to EBITDA of 1.8 times based on this preliminary pro forma. And the breakdown of that net depth you can see that the Baltic assets are adding (euro) 136 million to the net depth and the gross interest bearing depth of Telia and Sonera together amount to 6.9 billion the net of cash and marketable securities and interest bearing financial assets and receivables we end up with a net depth total of 3947. That's the preliminary pro forma figures of our combined equity, overall combined company and we going over to the key action for the two different companies. I will start with Telia and of course our main focus in this situation is for to a very large extent and for all the people business as usual. We are of course researching focusing and developing and streamlining our four operations. And that means that we are working with a lot of efficiency programs rationalizations among other thing improving our sales, organization, marketing and customer care organization. Streamlining our service portfolio, reassessing development projects to improve our focus and of course we do have operations we will certainly continue to work with improving our operations, on our mobile operations in Denmark, and extract synergies from our Nordic mobile operations. That of course is something that will beat much larger synergy effect in the new combinations we still have a lot to do in our existing mobile operations of that. Of course the carrier operations as we mentioned earlier, and of course we are moving from an investment phase to a sales and production phase. And we certainly will move towards the target to be break even positive . That is very healthy for us and will continue with our mobile rollout. That we had a very strong fourth quarter and that certainly will be our focus. Looking at the outlook for 2002. We see that the downward economic situation continues to damp operations that effect our Q4 result, and will continue to do so in near term. The intensified efficiency measures that I talked about we expect to see positive effects starting the second half of this year. We have stated that we see significantly lower Capex scale going forward this year. A reduction from the level of 18 billion down to maximum 12. Our medium long term growth for the group the target and revenue growth are around 8 comparable units. And the EBITDA margin of 25 to 30 % . Where we have indicated that we expect be able to reach the lower end of that part during the second half of this year. Of course the to turn around the targets and to turn around carrier operations and internet service where we do have negative underlying EBITDA is a of course a high priority. We have set international initiative. We target to reach a monthly positive underlying EBITDA on a monthly basis end of 2002. And the same to internet service at the end of 2003. So that is the summary of the outlook and the statement that we have made for 2002. By that I would like hand over to Kim Ignatius to go through the Sonera part. Thank you.

Kim Ignatius, CFO, Sonera Corporation:
Thank you Bo.
Good morning Ladies and Gentlemen. My name is Kim Ignatius, CFO of Sonera . I'm very happy to be here today. As Harri mentioned, about five months ago in this very same room we launched the rise issue for Sonera and part of the rise issue we also we aligned the strategy of the company, and to support the strategy of the company, we set seven very clear targets for our selves how to forward, how to improve the business how to improve profitability, cash flow and the overall quality of the operations. So we did set seven key targets. Here on the first slide you can actually see six of them. There's a reason for that. The seventh target that we had was to remove immediate pressure from our balance sheet. This we have accomplished through the rise issue and through some asset reallocation programs that we have executed. So six to go. First one here is the gapping of the 3G expenditure. Exposure that we have outside Finland, German, Italy and Spain. As we have stated there is a legal and shareholder commitment of (euro) 500 million altogether for Sonera going forward. To continue investing in these three markets. But that is the absolute gap for us and the merger we are discussing here today will not change that commitment. What comes to the operations themselves the median term funding arrangements are in place and there is an agreement between the different partners in the different markets how to go forward. The second point here is a radical scale down of the services businesses. This is really Sonera adjusting to the expectations on how the markets are developing going forward. We are scaling down our investments to developers and this program is progressing as planned.

Third one here is improved customer focus, and what we mean with this: Is really going from a vertical SPU base, fairly fragmented approach to the market to a horizontal one Sonera, one service offering. That is really driven by the customer needs. Fourth capitalizing on the current operations that we have in Finland; very high quality networks also a fairly flexible regulatory environment. Meaning that when we transition from the 2G and 2,5G and to 3G, while growing and keeping good profitability levels, we can still keep very efficient Capex levels as the percentage of revenues that we have experienced in the past. Fifth point: Improved cash flows. This is really what is driving the whole company, the management team and the employees today. Lot of focus on Opex, lot of focus on Capex. And the program is really paying off. Sixth point:
Selling non core assets. There isn't any pressure because of the capital structure of the company, or because of rating questions, but we will continue looking in to assets that are half strategic non core and see if we can not increase the value of those, and possibly sell them. Looking at year 2002: We do see some signs of the market is picking up but has not built in to any of the forecasts that we have given to the market. Which means that the current forecast we have stated are fairly conservative and we do believe reaching them. The EBIDTA losses in the services businesses are going to be at a maximum negative level of (euro) 50 million for this year. The comparable EBITDA level for last year was minus (euro) 244 million. So this is an improvement of (euro) 200 million in EBITDA and in cash flows for the company. We do continue having equity losses in the associated companies. This is mainly a combination of the 3G operations and our Turkish operation. The Turkcell result will improve growing this year and a part of the Fintur holding arrangements that we are currently executing is a reduction of the booked equity loss from Fintur for this year as well. Of course increasing losses are being booked mainly in the German 3G operation, because of the loss of the business in that market place. The cash flow from the operations will improve significantly. We are estimating having a operational pretax pre cash flow of (euro) 300 million this year. We did set a target ahead for us of (euro) 2.5 billion already last fall, the beginning of last fall, we have now concluded the sale of Pannon holdings that we had. We also concluded the sale the directory business we also have sold 3G shares which we had in our balance sheet. Meaning that our net depth is currently below the (euro) 2,5 billion, which was our target. So combining the EBITDA improvement 1/3 going over to this year, meaning that when EBITDA was
(euro) 562 million last year. It means that the estimate is roughly at the level of (euro) 750 million this year. With the (euro) 750 million EBITDA and the net depth level we feel very comfortable what comes to the balance sheet structure and what comes to the ratings as well. I will now like to move to the structure of the offer. This is an exchange offer by Telia for Sonera. Each Sonera shareholder will receive roughly 1,5 Telia shares for each Sonera share held. The way this transaction is being executed is that there is a simultaneous exchange offer in Finland and the US market. Some of the most important conditions for the deal to go through are first that 90% of the shares will be tendered in this offering. The 90% tendering will allow for mandatory redemption of rest of the shares. And if this would not be the case that we would not reach the 90% share, there is always the possibility for the partners here to wave the condition of the 90% tendering. Of course EGM approvals from Telias side are required to approve the combination deal and also to improve the capitol increase for the company. We do need regulatory approvals of which of course the EU commissions approval is a main one. Listings: Main listing in Stockholm. Secondary listings in Helsinki and US should not present any problems. The last condition mentioned here is that when the mandatory redemption takes place if the top up amount in the mandatory redemption would exceed the amount of (euro) 300 million this would give the possibility to Telia not complete the deal, but of course at this time it would be up to the Telia for to consider this. What comes to the timing of this offer. We do believe that we can take care of the regulatory and competition filings during the month of May as well as the SEC registration and the anticipated posting of the tender documents also towards the end of May. The potential expiring of the tender offer is scheduled being during the month of June and the anticipated closing towards the end of the month of July. But I would like to point out here that this time schedule is assumed that we could get the EU commissions approval during a phase one handling if a phase two is required that would add roughly four months to the time schedule presented here. This concludes my part of the presentation and I'm sure we are ready for the questions and answers session now. Thank you

Questions and Answers Session:
Q by an analyst/investor: Could You give us some more follow up on the international carrier business in terms of potential overlap between Your clients is there any of that or proportionate turnover?

Marianne Nivert: Well, perhaps I can give, there is relatively little overlap there, I think we might look into the Russian part, where we have both some investments, but actually I think most of it might be very little overlap but of course it's more or less linked to the assets we have between the two countries where we both have of course infrastructure between us, but actually that is I think mainly used for redundancy in the future.

Harri Koponen: And I can say from the Soneras part that our carrier business is quite limited, it's profitable and it's very focused on certain customers and it's carrying and we see that they are complimentary in going forward.

Marianne Nivert: Well actually, if we look at them, it might be that some of the least infrastructure might be put into the wholly owned infrastructure.

Q by an analyst/investor: Does the same answer apply to a potential cannibalization of future sales targets?

Harri Koponen: Cannibalization? No I think it's opposite, rather opposite.

Marianne Nivert: Well actually, if we look at the new situation we will be able to for instance use our own infrastructure in parts where we haven't controlled the business today, for instance in the Baltic states. That might be part of the game. Especially our strength will of course be still - as we have had - being the international carrier Telia - the eastern part of Europe where we are the only alternative carrier.

Q by Henrik Nyblom, Merrill Lynch: When do You expect us to get more news of what the new groups business areas will consist of and also, when can we expect some announcement regarding other key personnel, business area managers and plus the new CFO for the combined group?

Tapio Hintikka: If I take that issue. We are now in the learning process and certainly still remembering that planning is allowed by the EU before the approval is available, but certainly this organizational structure and the way the business will be run certainly that will be said in the next few weeks and also understanding now when we have the CEO available - Anders Igel - his position was announced yesterday and certainly he's also able to join the integration team part time and that means that his influence together with the other top people of the integration teams are really decisive for this particular issue. So, on the other hand we have decided also that we will run a key people assessment so that we are knowing that we locate the right people to the right positions and that will take another month or something like that so I would be saying that by the middle or latest by the end of may we have the, let's say the coming organization in place on the top level.

Q by an analyst/investor: We know Sonera has a listing program, Telia doesn't, plus how long do you think it will take for you to set in place the Telia listing programs and the timetable?

Bo Jacobsson: So far we haven't really taken a decision and gone through how the listing in US will take place, we have to come back on that in the near future to tell more about how that concludes.

Kim Ignatius: Just one comment on that is that of course the US market is included in the change offering here which means that we will do a full FDC registration and with that preparatory work are pretty much ready to go forward with the listing as well so it will happen in a very short period of time.

Q by an analyst/investor: Two questions: one quick technical question about the mandatory redemption of a you mentioned the sum of not more than (euro) 300 million, is it right to has to be then offered back to all the shareholders to accept it in the original tender and the question about the disposal of Telia
Finland: if you didn't have any bid from third party not yet present in Finnish mobile, do you think you will be allowed to dispose of that to one of the existing players such as DNA and therefore there could be a reduction in the number of operators or perhaps even shut the business down entirely - so is the regulator insistent on there being four mobile operators in the Finnish market?

Marianne Nivert: If we take the latest question first, I can say that the normal thing when You have this EU Commission approval is often the case that they want the business to go on and strengthen of course the competition. And it's just a hypothetical question that we shouldn't have a bid. I think it might be an opportunity to go on and sell off that part.

Kim Ignatius: OK, the top op will cover all the participants, also the ones who have tendered their shares already further.

Q by Nigel Hawkins, Williams de Broe: Two question to the Telia representatives. I apologize for mentioning Germany, but with Telefonica meeting gave public commitment to Telefonicas German business less confident. You mentioned a five hundred million euro cap on cash flow, how much of it actually allocated to Germany? What assumptions has Telia made on the possibility of the third generation license in Germany being confiscated and the possible legal action being taken by regulator for non-performance. Secondly, our friend Telenor in
Norway: did you have discussions with Telenor prior to the announcement of the bid for Sonera?

Tapio Hintikka: Certainly I can't answer on Telias behalf on that Telenor issue but certainly many people are talking to many people in this particular industry in order to survey when the time is right for further steps to be taken in the consolidation, but that's all what I say about this.

Tapio Hintikka: No I'm not going to comment on that.

Marianne Nivert: We in Telia have a policy: We never comment rumors.

Harri Koponen: I think it's fairly good to say that when Sonera is running the business in Germany, Sonera is also answering to your question. You are saying Telia should answer, but Kim Ignatius will let you know about what we are doing in Germany.

Kim Ignatius: There's a 500 million maximum commitment and we're still have 300 million from Spain and 200 million from Italy so zero going towards Germany. We have an agreement with Telefonica that we are not obligated to fund any future requirements and at the same time Telefonica is committed to a certain level to continue funding the operations. The vendor financing agreements there are pretty much in place. I'm sure, that if you want, in connection with that we can give you additional information and about that how Telefonica will fund the German operations.

Jari Jaakkola: Regarding the regulatory requirements in the 3G countries maybe Kim you could touch upon the Spanish situation?

Kim Ignatius: On regulatory requirements, yes. The launch date of June for the UMTS in Spain has been postponed which means that there isn't any requirement currently to start investing in building the network.

Q by Nigel Hawkins: Can you just walk away from investors in Germany?

Kim Ignatius: There is no plan to walk away. I think Telefonica is very clearly committed as well and they are planning to stay in Germany. What the future brings, if there will be possibilities to trade in frequencies etc, might change the picture in Germany, but as we are today, we have launched the operations, the brand and continue developing that, but there's no plan to walk away.

Q by Nigel Hawkins: There is no liability left for Sonera?

A: We have absolutely capped - believe me - that we have done the capping and we have names in the paper and we have said that we are not going to make any further investments there.

Q by Tomas Tomasson, Schroder Salomon Smith Barney: Could You explain a little bit on your extension plans? You made a brief comment there that you might be looking for something further, are you thinking about Russia, are you thinking about Denmark. And if you could comment on the Megafone? You expect to get control of that entity? And secondly on the synergy, if you can address whether you expect any reduction in headcounts, you have what I think is roughly ninety million deductions from G&A, does that mean further reductions in headcounts? Thirdly what conditions do you expect the EU to put on the merger proposal? Lastly, could you be a little more specific on the sell down of shares by the government entities, expect those to go down to zero, is there any specific timetable beyond selling them before 2005?

Tapio Hintikka: Like I said that the governments have committed and understood that the share liquidity in the market places is one driver in the share price development. They both have the decision to go down to zero but there is no fixed plan that could be announced or indicated to the market for the time being. It has been said clearly that depending on the market conditions and I think that those people are understanding what the market conditions are in these kind of situations.

Marianne Nivert: Well if we then go further perhaps I might add that the statement from the Swedish government has been that they see especially if there might be some recent cause of some further consolidation they are of course prepared to sell. I don't think they will do it just for any reason. If we look at synergies, of course there might be effects on the number of increase. It's undeniable, that when we look at the synergies we can see that it's linked to development of services and it's also linked to operational efficiencies and we will take the steps that are needed to really fulfill those synergies. And we have good check record that we showed up here in both companies to do such things. And have also good relationship with unions in those companies and they are quite also aware of the situation and I think we have handled these situations in the past quite well.

Harri Koponen: If I will the then comment on the Megafone situation. We don't never disclose the strategy in such a situation with what we're going to do with our holdings and about our future steps on that area or the consolidation. Perhaps Tapio can then mention something on this consolidation if You have something in mind but in this operative level we don't disclose that kind of information of what we're going to do in that kind of venture.

Tapio Hintikka: The tuning of this transaction is certainly based on that and all the arrangements are based in favor of the further consolidation so that we are building a platform where the consolidation is available so that we are not blocking any doors or windows. On the other hand it was also a question about let's say about the terms coming from the EU side. We don't have any clear indications about that there would be some special terms. Certainly they are viewing the situation and they might be finding some areas where they are putting some terms on the paper but for the time being no major one is seeable. But that's only our estimate.

Q by Izak Swanepoel, Bank of America: Can You provide us with a breakdown of the total cost synergy between the mobile and fixed and what do You think that all these different amounts relate to the total cost rate? So if 200 million relate to mobile what does that represent of the total mobile cost structure? Can you explain on the branding strategy for the individual units - of the mobile units in the Nordic and Baltic countries and last question can You provide us some kind of effective tax rate for the combined entity going forth in the long term?

Marianne Nivert: Well I think if we look at the allocation between mobile and fixed we can say that that's of course a part of the job to go further deep into that and - but we can say in the my sights here it's the main part of it is linked to mobile of course <180>cause it's a large part in service development and that it's of course mainly linked to mobile. Other parts, networks, that's of course both mobile and fixed, but of course in a proportion where we can see that for instance going into 3G will emerge the situation first in mobile, as for billing systems. It's mainly in mobile.

Kim Ignatius: I can take that. For both countries the tax rate, the actual tax rate is just below thirty percent, twenty-eight and twenty-nine percent respectively. In Soneras case it is depending a lot of how much you have non-taxable gains from transactions and also how much you have capital losses. One thing that is going to influence the tax rate at least in Finland for Sonera a lot is any impairment that might take place in any areas of the businesses. If you look at the cash flow based taxes for last year, for Sonera they were almost non-existent and we do believe that during the coming few years the tax rate will be well below the twenty-nine percent level.

Bo Jacobsson: It's also important to remember that of course it is very depending on where the goodwill depreciation on what level that will be because that is not tax deductible so that will affect the calculations.

Q by an analyst/investor: What do you anticipate the EU Commission will force you to dispose the Telia Finnish mobile business and the cable TV business as well?

Harri Koponen: As we have already stated there's only one overlapping operations and I think Telia has only the mobile operation in Finland left and that's the only overlapping.

Q by an analyst/investor: A quick follow-up question on the governments<180> stakes: Is there anticipated to be a shareholders agreement between the governments which might anticipate the method by which any further state sales would be governed, i.e. would it be a prerogative sell down and how you would anticipate when market time would be right and how the two governments would anticipate that, thank you.

Tapio Hintikka: There is a shareholders agreement between the governments existing, and they are - I could describe that they are doing the things in good understanding, in mutual understanding in the particular arrangement, so that no-one is hit by surprise if someone wants to move, and that's all I will say on that.

Q by analyst/investor: Two questions, the first one: Sonera has announced September 26th launch of commercial 3G, has that changed at all? And then the second question: In terms of the vendor consolidation, in terms of the suppliers of 3G what's the timing of that, will that be announced and also will you be renegotiating a frame-agreement for UMTS suppliers?

Harri Koponen: Perhaps I'm the right person to talk about the UMTS because I'm responsible for that action together with Nokia. We have come up together with Nokia the dates, we have set the clear target date, for 26th of September, twelve o'clock, when we will release the commercial launch in Finland. So, this is not a joke but we want to be precise that there will be more than one or two handsets in the stores, there will be a functional services more than one, when we are launching the service, but this is going to be very limited geographical area where the service will be launched but we will just state the people and investment community, that there is a viable business case in 3G and we believe in 3G and we can show you some real evidence already this year and more is about to come when the Finland will have hosting the world championship games in ice-hockey in 2003, so you can get just little bit more even bigger flavor of the UMTS services when you are coming and having spectator experience. And about the vendor consolidation of course we are enjoying, Marianne and I, we have been enjoying today already that in Finland and Sweden if you might know the two biggest drivers in the supplier industries are based on Stockholm and in Helsinki and of course we are going to use all our power and special efforts to make this more exciting with game plan of course and those both suppliers already approached us saying how they can help us to be even more competitive, so this is going to be fun!

Q by Peter-Kurt Nielsen, Deutsche Bank: Firstly, when do you think the new entity will be prepared to give financial targets for the company going forward, will it be in mid-year when the merger is completed or do we have to wait to the end of the year? Secondly in terms of the synergy do you plan to update us gradually in terms of numbers or will it drown in the overall picture and thirdly: the restructuring charge, does that include the costs of rebranding or will there be additional charges, thank you.

Marianne Nivert: Well actually when we look at the restructuring charges first of all of course we have a situation where we can't implement anything or do anything until we have the approval ready from the European Commission so that's of course one of the real obstacles we have to be aware of. And then of course we have a good situation with a planning period during that situation. Of course we will reduce the planning period to be ready start our restructuring immediately. And as we said, we have looked into certain areas where we fairly well can plan for rather quick changes when we are there. For instance I mentioned the platforms when we look at our portal platforms, I think we have already fairly easy to go through that because if official - shall we say official products - that can be looked upon, and also other parts of it. So we believe that we might, if we will have an early, a short process in the European Commission we might see that we will implement things already 2002 but to be realistic we have stated that it's mainly during 2003 we will see the main part of these costs.

Jari Jaakkola: Regarding the rebranding costs there are no significant rebranding costs since the companies are continuing with the local brand structure initially. Then we had a question regarding the financial targets and when the companies would be in a position to give the new financial targets. We have not set a date and obviously this is partly dependant on the - or actually very dependant on the European Union approval but would I be right to assume Tapio, Marianne and Harri that would be probably after some holidays when we are jointly providing the financial targets for the company.

Harri Koponen: You are about correct.

Q by Jeremy Taylor, UBS Warburg: I just have three questions. First to Telia: could you give us your experiences of the synergies you generated through the NetCom ASA acquisition, given that they would be quite similar to what you expect from Soneras mobile business. And secondly and are there - is any new light shed on the tax credit that Sonera can potentially generate from writing down its investments in Germany? And thirdly: can you promise to us that there wouldn't be any hidden liabilities that would come about from the merger of the two companies from either change of control businesses?

Marianne Nivert: Take the first one, NetCom ASA. Of course we might see some synergies but most of the synergies today, cost synergies, they are linked to going through the Nordic synergies within the Telia group where we have substantial synergies still to execute. But if we look at the synergies from NetCom ASA from this combination I can say that it linked to cross-selling of products where we can see some of our products today introduced off a Norwegian market. So that might be an effect on the NetCom ASA asset, but that will of course not be done until we have closer business.

Jari Jaakkola: We have already said several times on the Sonera side that we are doing the impairment analysis every quarter and if they are the reason then those impairments will happen but we don't do it because people are demanding us to do it.

Kim Ignatius: Well what comes to the tax credit if an impairment takes place yes it is there as long as the tax authorities approve that it is a permanent write down so selling off a share with or without value on the balance sheet would make it permanent and this is of course something that we might need to discuss with tax authorities if an impairment would take place. Any other hidden liabilities - because change of control - nothing of significance. There is a change of control clause in the agreement we have with Telefonica which gives Telefonica a call option in this particular situation. They have publicly stated that they will not use their call option and buy our share of the German 3G venture. There are some change of control clauses in our loan documentations but with very limited impact and we don't see any issues going forward.

Q by Viking Kjellstrom, ABG Securities: I think this a question for Bo and Kim! On slide thirty-five you've prepared some Pro forma financial and I see that there is unaudited under IAS. Kim could you just confirm if there have been any major changes compared to Finnish gap?

Kim Ignatius: Well, if we look at the IAS pro forma financials, the changes are very small compared to the Finnish gap published accounts, nothing of significance.

Q by an analyst/investor of European Credit Management: Have you a debts rating in mind for the combined entity and what are your plans for any maturing debt, are you going to refinance that could you tell us what years you have maturity coming up?

Bo Jacobsson: Yeah, I think, I mean, looking at the key figures for the combined group of course we think the starting point is that Telia of course has lowered at its equity ratio and a little bit stronger key figures on that point and the new company will have something in between so - I mean this is something we have to go through berating but we believe the company will have a strong position going forward so but of course we will have to go through this exercise in order to be more detailed about the exact effects, but I can see from the key figures that they are of course moving slightly. It's combination will be a bit weaker than Telia but we don't see any major difference. We see we have quite a good chance this year and forward.

Kim Ignatius: What comes to Sonera, there isn't any liquidity issues going forward during the coming years, the actions we might take would be to balance the maturity phase of the current loan portfolio.

Q by Christopher Nicholson, Oraca: Looking at the operational effects of the merger it looks as if, to have an uninvadable strategic position in the Nordic region, you need one more player with you. Would that assessment be correct in your view?

Tapio Hintikka: Certainly we have emphasized over and over again and we are having the Nordic in total including the Baltic as a home market and we do all what is feasible in that particular area and that is the reason that we have been also saying that we have left the doors open and also remembering that when we are talking about the consolidation I'm not only talking about consolidation activities between the telecom operators but also including some other players in order to be able to provide the best services, full scale services to our customers all over the places where we are having a very strong foothold.

Q by an analyst/investor: Quick question on the two hundred and fifty million cost. How much of that is cash and in which year, because you hinted that some of that would just be an accounting write down on a portal for example. What proportion is cash? And then just going on to if you got less than ninety percent acceptances, is it true to say that you would then be obliged to make some degree of cash offer if you chose to go ahead and waive your condition of ninety percent and go ahead with the bid would you be obliged to make some degree of cash offer to the Sonera shareholders?

Marianne Nivert: When we look at the restructuring costs, I believe that most of it might be, for instance, this deduction of already existing platforms, so that it's write downs of that and it might be other projects that will also be shut down so it's of course not - part of it is mainly such costs but some are also linked to some certain operations that might be linked together because of one maintenance center and so on.

Bo Jacobsson: It could also involve investments, I would say quite a large part would actually be cash.

Marianne Nivert: And investments.

Q by an analyst/investor: Marianne seems to hint that majority seems to be non-cash write downs?

Marianne Nivert: But there actually is investments, it's write downs and it's some operating costs.

Bo Jacobsson: These implementation costs are very rough calculations so this is of course something that we will come back to be more specific because this is a top down calculation and then how to really, how the implementation will look like and what that takes of course is something for this integration planning group to go through more in detail.

Kim Ignatius: What comes to the ninety percent hurdle, if that is not reached and the parties waive that condition, if then over two thirds have tendered their shares then there would be a mandatory cash offering in addition to the share offer.

Q by an analyst/investor: I wonder if I understood correctly that the Telia board decided to divest the Telia Finland operation, is that decision independent of the merger going ahead so if for some reason the would not happen that Telia would still be divesting there and what is the time expenditure, whether it's independent or not?

Marianne Nivert: For the mobile business we can say that we have decided that we shall divest that part and that we announced when we went into this. We haven't taken restatement from the company what will happen if not, but actually we have gone into that sort of preparation.

Harri Koponen: And I have to point out this is an independent decision by Telia, this has nothing to do with the merger, I have to point this out. It's a decision by Telia and Sonera has nothing to with it.

Marianne Nivert: Of course.

Q by an analyst/investor: You mentioned in the presentation that the Nordic wire lines were still very important to you but today have no presence and you are looking quite weak presence in Denmark on wire line. Do you intend to do something about this or do you intend to expand further to the mobile line?

Marianne Nivert: If we look at the wire line situation in the Nordic, I can say that we are present in Sweden, in Denmark and in Finland with this combination. And it's strong position in Finland and in Sweden, but it's a fairly strong position also in Denmark. Because we bought Powercom last year in Sweden and together with our cable asset there we own the second largest cable asset in Denmark. And we have very strong position when we look at the broadband access market. So it's actually quite a good position in Denmark. And we have also a strong backbone. We haven't any intention to introduce some fixed operations in Norway. We think we have quite a good mobile position there.

Q by Henrik Nyblom, Merrill Lynch: Regarding potential synergies from combining mobile platforms and so forth Telia already during the second half came up with announcement saying that it would combine to pretty much one mobile portal is there actually much synergies to expect from that in the combined group going forward and could we have more details regarding that, please.

Harri Koponen: Absolutely!

Marianne Nivert: It's a definitely more to do and I can say that if we look at wire line side we can also see that we have good potential for proper services when we look at the synergies between the two companies.

Harri Koponen: We have to remember that in the portal business we are extremely strong and we are the leading ISP in Finland and I think the situation is pretty good in Sweden and then of course the mobile portals it's the same thing and it's the natural thing to think that the customers would like to get seamless service.

Q by an analyst/investor: Has the write down from the combining these portals already included in the 250 million euros

Marianne Nivert: They are included in the as we said in those discussions about our one-offs, we have included that.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention:
External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.